[GNB Financial Services, Inc. Letterhead]

December 30, 2014

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:                             Request for Acceleration

GNB Financial Services, Inc.

Registration Statement on Form S-4 (Registration No. 333-199324)

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of GNB Financial Services, Inc. (the “Company”), I hereby request acceleration of effectiveness of the Company’s registration statement on Form S-4 (Registration No. 333-199324) to 11:00 AM on Wednesday, December 31, 2014 or at the earliest practicable time after that time and date.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Erik Gerhard of Bybel Rutledge LLP at 717-731-8302 or gerhard@bybelrutledge.com, and please contact Mr. Gerhard when this request for acceleration has been granted.

Yours truly,

/s/ Wesley M. Weymers

Wesley M. Weymers
Chief Executive Officer